Randgold Resources News Release

For further information call:
(CEO) Mark Bristow  +44 779 775 2288
(CFO) Roger Williams  +44 779 771 9660

INCREASING CASH RESERVES WILL FUND FUTURE COMPANY GROWTH

         London 20 November 2002 - The proceeds of its Nasdaq listing plus record third quarter profits added up to some US$60 million dollars in cash on the Randgold Resources balance sheet at end-September. The company has said its growing cash reserves will not only be used to fund aggressive exploration programmes but to take advantage of attractive acquisition or partnership opportunities.

         Randgold Resources has paid off the remains of its US$35 million corporate loan and is poised to build on its cash pile with the strong revenue flow from Morila. A new as yet undrawn US$20 million revolving credit facility from a Rothschild-led bank consortium will add to the company's financial muscle.

         The results for the September quarter also show shareholders' equity of US$94 million. It was only a year ago that the company returned US$81 million to investors through a share buyback. That value has since been more than replaced with the profits from Morila and the proceeds of the Nasdaq listing.

         The Nasdaq listing is also achieving its primary objectives, which were to enhance liquidity, create an effective US trading platform and expand the shareholder base. Five million shares were issued as part of the listing exercise, drawing in a wide range of new institutional and retail investors. Volumes have improved significantly and the share price has risen steadily from US$6.50 at the time of listing to more than US$8.50 at present.

Issued on behalf of Randgold Resources Limited by du Plessis Associates. dPA contact Kathy du Plessis on Tel: 27(11) 728 4701, mobile: (0)83 266 5847 or e-mail randgoldresources@dpapr.com
Further details can be obtained from the website www.randgoldresources.com


DISCLAIMER:
Statements made in this release with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release.

***********************************************